





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 5th Avenue, 4th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2901 N. Central Ave Suite 1200	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, SVP

Title

Notary Public

CANDICE ELIZABETH HERREL
Notary Public, State of New York
No. 01HE6221078
Qualified in Nassau County
Commission Expires 04/26/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential

LADENBURG THALMANN & CO. INC.
(SEC I.D. No. 8-17230)

FINANCIAL STATEMENTS, RELATED NOTES AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Ladenburg Thalmann & Co. Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2020

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2020

 **Deloitte & Touche LLP**
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Ladenburg Thalmann & Co Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co Inc. (the "Company") as of December 31, 2020, and the related statements of income, cash flows, changes in liabilities subordinated to claims of creditors and changes in stockholder's equity for the period from February 14, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to February 13, 2020 (Predecessor), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from February 14, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to February 13, 2020 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Merger

As discussed in Note 1 to the financial statements, on February 14, 2020, the Company and its parent, Ladenburg Thalmann Financial Services, Inc. ("Ladenburg"), merged with and became a wholly owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). As discussed in Note 1 to the financial statement, on May 26, 2020, an internal reorganization occurred resulting in Ladenburg becoming the direct parent of AG Artemis Holdings, L.P. and AGHI. As discussed in Notes 1 and 2 to the financial statements, as a result of the merger and AGHI's election to apply push-down accounting, different bases of accounting have been used to prepare the Predecessor and Successor financial information.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the

financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules "1, 2, 3 and 4" listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2020.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2020

(In thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	50,243
Restricted cash		100
Securities owned, at fair value		2,531
Receivables from broker-dealers		1,306
Accounts and notes receivable, net		5,099
Due from affiliates		241
Fixed assets, net of accumulated depreciation of $438		847
Goodwill		54,523
Intangible assets, net of accumulated amortization of $3,678		20,203
Operating lease right-of-use assets		2,506
Other assets		3,091
Total assets		140,690

Liabilities and Stockholder's Equity

Commissions payable	532
Compensation payable	11,817
Accounts payable and accrued expenses	6,843
Payables to affiliates	5,859
Operating lease liabilities	1,984
Finance lease liabilities	68
Deferred income	652
Income tax payable	1,150
Deferred tax liabilities	5,020
Total liabilities	33,925

Commitments and contingencies (Note 13)

Stockholder's Equity

Common stock - $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding		-
Additional paid-in capital		104,753
Retained earnings		2,012
Total stockholder's equity		106,765
Total liabilities and stockholder's equity	$	140,690

The accompanying notes are an integral part of these financial statements.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Income
Year Ended December 31, 2020

(In thousands of dollars)

	Predecessor	Successor
	January 1, 2020 - February 13, 2020	**February 14, 2020 - December 31, 2020**
Revenues		
Investment banking	$ 9,024	53,926
Commission	1,007	7,204
Transactional and other	583	4,065
Asset based	237	1,160
Total revenues	10,851	66,355
Expenses		
Commission	1,898	9,228
Compensation and benefits	6,305	37,801
General and administrative	1,720	16,187
Clearing and other	74	294
Total expenses	9,997	63,510
Income before income taxes	854	2,845
Income tax (benefit) expense	(192)	833
Net income	$ 1,046	$ 2,012

The accompanying notes are an integral part of these financial statements.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

(In thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total
	Shares	Amount			
Balances as of January 1, 2020, Predecessor	1,000	$ -	$ 48,180	$ (13,973)	$ 34,207
Non-cash compensation			903		903
Net income	-	-	-	1,046	1,046
Elimination of equity in connection with Merger	(1,000)	-	(49,083)	12,927	(36,156)
Balances as of February 14, 2020, Successor	-	-	-	-	-
Net income	-	-	-	2,012	2,012
Push down business combination equity	1,000	-	108,753	-	108,753
Dividends to parent	-	-	(4,000)	-	(4,000)
Balances as of December 31, 2020, Successor	1,000	$ -	$ 104,753	$ 2,012	$ 106,765

The accompanying notes are an integral part of these financial statements.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2020

(In thousands of dollars)

	Total
Balances as of January 1, 2020, Predecessor	$ -
Issuance of subordinated note	-
Repayment of subordinated note	-
Balances as of February 13, 2020, Predecessor	-
Issuance of subordinated note	-
Repayment of subordinated note	-
Balance as of December 31, 2020	$ -

The accompanying notes are an integral part of these financial statements.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Cash Flows
Year Ended December 31, 2020

(In thousands of dollars)

	Predecessor	Successor
	January 1, 2020 - **February 13, 2020**	**February 14, 2020 -** **December 31, 2020**
Cash flows from operating activity		
Net income (loss)	$ 1,046	$ 2,012
Adjustments to reconcile net income to net cash		
Depreciation and amortization	65	4,116
Deferred income taxes	273	(492)
Non-cash compensation expense	903	-
Changes in operating assets and liabilities:		
Securities owned, at fair value	1,719	231
Receivables from broker-dealers	(12,274)	14,917
Accounts and notes receivable	(2,492)	2,572
Due to / from affiliates	(2,188)	6,541
Operating and finance leases	(29)	1,151
Income tax receivable	(466)	1,322
Other assets	(2,443)	2,966
Commissions payable	(167)	176
Compensation payable	(7,223)	7,833
Payables to Broker-Dealers	12,377	(12,377)
Accounts payable and accrued expenses	743	4,117
Deferred Income	366	(723)
Net cash provided by operating activities	(9,790)	34,362
Cash flows from investing activity		
Push down business combination cash	-	19,981
Purchases of fixed assets	(23)	-
Net cash provided by investing activities	(23)	19,981
Cash flows from financing activity		
Dividends to stockholder	-	(4,000)
Net cash used in financing activities	-	(4,000)
Net increase in cash and cash equivalents	(9,813)	50,343
Cash and cash equivalents including restricted cash, beginning of period	29,794	-
Cash and cash equivalents at end of period:		
Cash and cash equivalents	19,881	50,243
Restricted cash	100	100
Cash and cash equivalents including restricted cash, end of period	$ 19,981	$ 50,343
Supplemental cash flow information		
Cash paid for interest	$ -	$ 4
Cash paid for taxes	$ -	$ 4
Fair value of push down business combination net assets	$ -	$ 88,772

The accompanying notes are an integral part of these financial statements.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

1. Organization and Description of the Company

Ladenburg Thalmann & Co. Inc. (the "Company") is an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is an indirect wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg").

The Company is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879 and is registered with the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board("MSRB") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company executes its customers' transactions on a fully disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

Prior to February 14, 2020, the Company was a wholly-owned subsidiary of Ladenburg. On November 11, 2019, Ladenburg entered into an Agreement and Plan of Merger (the "Merger") by and among Ladenburg, AGHI, and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of AGHI ("Harvest Merger Sub"). Pursuant to the Merger, on February 14, 2020 (the "Closing Date"), Harvest Merger Sub merged with and into Ladenburg (the "Ladenburg Merger"), with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly-owned subsidiary of AGHI. The Merger resulted in a new ownership structure and a new basis of accounting for AGHI, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statements – see Note 3, *Summary of Business Combination and Purchase Accounting*.

On May 26, 2020, AGHI effected an internal reorganization of Ladenburg and its subsidiaries and AGHI and its subsidiaries (the "Internal Reorganization"). Pursuant to the Internal Reorganization, Ladenburg contributed the stock of its subsidiaries, in a series of steps, to AGHI. Upon completion of the Internal Reorganization, Ladenburg became an indirect wholly-owned subsidiary of AG Artemis Holdings, L.P., ("Artemis"), a Delaware limited partnership and majority owned subsidiary of a fund managed by Reverence Capital Partners LLC., ("Reverence"), as well as the direct parent of AG Parent Corp. As a result, Ladenburg's subsidiaries became direct wholly-owned subsidiaries of AGHI.

2. Significant Accounting Policies

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP).

The accompanying financial information for the periods beginning and subsequent to February 14, 2020 represent the financial information of the Company subsequent to the Ladenburg Merger and are labeled as Successor ("Successor"). The accompanying financial information prior to and including February 13, 2020 represent the financial information of the Company prior to the Ladenburg Merger and are labeled as Predecessor ("Predecessor"). Due to the acquisition and the application of push-down accounting, different basis of accounting have been used to prepare the Predecessor and Successor financial information. A black line separates the Predecessor and Successor financial statements to highlight the lack of comparability between these two periods.

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2021. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance on the measurement of credit losses on financial instruments. The new guidance requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additional disclosures will also be required regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption had no material impact on its financial statements and related disclosures.

In January 2017, FASB issued new guidance to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company adopted the provisions of this guidance on January 1, 2020. The elimination of step two will reduce the complexity and cost of the subsequent measurement of goodwill.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Accounts receivable, net

The majority of the Company's accounts receivable arises from private placements, consulting fees, and strategic advisory fees. The Company reviews the aged receivables greater than 180 days to determine if an allowance or write down need to be accounted for.

Financial Instruments

The Company's financial instruments as of December 31, 2020 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short-term nature. Securities owned are recognized at fair value.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the useful lives of the assets, currently estimated to be 0.1 to 7.2 years. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to

be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill and Intangible Assets

The Statement of Financial Condition includes the purchase price allocated to goodwill and intangible assets from the Merger, comprising of capital markets relationships, trade name, trading relationships, non-compete agreements and goodwill. Goodwill is not amortized; however, the intangible assets that are deemed to have definite lives are amortized straight-line over their useful lives of 7, 10, 3 and 1 years, respectively.

Goodwill is tested annually for impairment on October 31 and between annual tests if certain events occur indicating that the carrying amounts may be impaired or that triggering events have been identified.

When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized during the Predecessor period ended February 13, 2020, or the Successor period ended December 31, 2020.

We test amortizing intangible assets for recoverability whenever events or circumstances indicate that the undiscounted future cash flows do not exceed the carrying amount. We monitor the operating and cash flow results related to our intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets was recognized during the year ended December 31, 2020.

Income Taxes

In preparing the financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the Statement of Income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statements of Income, Financial Condition, or Cash Flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing

authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of Ladenburg. In addition, in those states that have a unitary structure, Ladenburg also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ladenburg. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and finance leases for equipment with remaining lease terms of 5 months to 3 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options the Company are reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimate its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term and are included in General and administrative expense in the Statement of Income.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. Acquisitions and Mergers

Ladenburg Merger

As discussed in Note 1, on November 11, 2019, Ladenburg entered into the Merger by and among Ladenburg,

AGHI, and Harvest Merger Sub. Pursuant to the Ladenburg Merger Agreement, on February 14, 2020, Harvest Merger Sub merged with and into Ladenburg, with Ladenburg continuing as the surviving corporation in the Ladenburg Merger and becoming a wholly-owned subsidiary of AGHI. On the Closing Date, Ladenburg allocated the consideration given to the individual assets acquired and the liabilities assumed based on a preliminary estimate of their fair values. The Merger resulted in a new ownership structure and a new basis of accounting for AGHI, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statements.

Assets Acquired and Liabilities Assumed

The Company performed a valuation of acquired assets and liabilities associated with the Merger in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, and ASC 820, Fair Value Measurements and Disclosures. Capital markets relationships and trading relationships were valued using the excess earnings method. Trade name was valued using the royalty rate method and assumed 1% of revenue base on business service royalty rates. Non-compete agreements were valued using a percentage of revenues at risk for a term of 1 year after employment. For the remaining assets acquired and liabilities assumed, excluding goodwill and intangible assets, fair value amounts approximate book value.

A summary of the assets acquired and liabilities assumed as a direct result of AGHI's pushdown accounting election is as follows (in thousands):

	Fair Value
Assets acquired:	
Cash and cash equivalents	$ 19,881
Restricted cash	100
Securities owned, at fair value	2,762
Receivables from broker-dealers	16,223
Accounts and notes receivable	7,671
Income taxes receivable	172
Intangible assets	23,881
Fixed assets	1,285
Due from affiliate	923
Other assets	6,057
Operating lease right-of use assets	4,992
Total assets acquired	83,947
Liabilities assumed:	
Commissions payable	356
Compensation payable	3,984
Accounts payable and accrued expenses	2,726
Payables to broker-dealers	12,377
Deferred income	1,375
Deferred tax liabilities	5,512
Operating lease liabilities	3,269
Finance lease liabilities	118
Total liabilities assumed	29,717
Net assets acquired	$ 54,230

Goodwill and Intangible Assets

Based on the above valuation, the purchase price allocated to the company was $88,772,000, resulting in goodwill of approximately $54,500,000 related to the Merger was recognized at the Closing date in the Statement of Financial Condition. Goodwill recognized from the Merger will not be deductible for income tax purposes.

The fair value of the acquired intangible assets was estimated using an income approach for the capital markets relationships, trading relationships, trade name, and non-competition agreements resulting from the Merger, first determining the portion of cash flow that is attributable to these intangibles. The intangible asset cash flows are forecast over the economic life of each asset, and value is determined by measuring the present value of the allocated after-tax cash flows and adding the tax amortization benefit.

Intangible assets resulting from the Merger consist of the following (in thousands):

	Useful Life (in years)	Gross Carrying Amount
(in thousands of dollars)		
Capital markets relationships	7	$ 17,208
Trading relationships	3	1,961
Trade name	10	4,023
Non-competition agreements	1	689
Total intangible assets		$ 23,881

4. Revenue from Contracts with Customers

The Company applies the five-step model outlined in ASC Topic 606, Revenue from Contracts with Customers ("Topic 606").

Investment Banking

Investment banking revenues consist of underwriting revenue, strategic advisory revenue and private placement fees.

For underwriting, the performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where the Company is the lead underwriter, revenue and expenses are first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, the Company recognizes its share of revenue and expenses on a gross basis, because the Company is acting as the principal.

For strategic advisory services, performance obligations in these arrangements vary dependent on the contract but are typically satisfied upon completion of the arrangement. Transaction fees may include retainer, management, and/or success fees, which are generally recognized upon completion of a transaction or when the performance obligations are satisfied, and revenue is no longer constrained. The Company controls the service as it is transferred to the customer and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

For private placement fees, the performance obligation is the consummation of the sale of securities for each

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. The Company controls the service as it is transferred to the customer and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

The following table presents our investment banking revenues at a disaggregated level:

(in thousands of dollars)	Predecessor		Successor	
	January 1, 2020 - February 13, 2020		February 14, 2020 - December 31, 2020	
Investment banking revenue				
Underwriting revenues	$	6,001	$	33,696
Strategic advisory revenues		814		17,096
Placement fees		2,209		3,134
Total Investment banking revenue	$	9,024	$	53,926

Commission Revenue

Commission revenue represents commissions generated from purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products including mutual funds, annuities, and insurance products by registered representatives for their customers. Fees from the purchase and sale of securities are charged in accordance with the terms of the customer agreement and are collected on the settlement date. Fees from the purchase and sale of investment products are based on negotiated contractual terms with third party investment companies and insurance companies and are collected in arrears or on the settlement date. The services performed include trade execution, recordkeeping, ongoing marketing of investment products and customer account servicing/support. While distinct, these services are satisfied over time and have the same measure of progress. The services related to commission revenue are therefore treated as a singular performance obligation.

The Company is responsible for supervising the acts of its registered representatives and has primary exposure if a product sold proves to be unsuitable for the customer. In consideration of these factors, therefore, the Company is the principal in these arrangements and accordingly, commission revenue and the related expenses are presented on a gross basis in the accompanying Statement of Income.

Transactional commission revenue is based on contractual rates applied to the initial investment value and is recognized, along with related commission expense, on a trade date basis as the related transaction occurs. The performance obligation is satisfied on the trade date as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards or ownership have been transferred to or from the customer. Fees are readily determinable upon trade execution.

The following table presents our Transactional commission revenues disaggregated by investment product category:

(in thousands of dollars)	Predecessor January 1, 2020 - February 13, 2020		Successor February 14, 2020 - December 31, 2020	
Transactional				
Mutual funds	$	68	$	2,047
Equities		904		4,173
Other		35		984
Total Commission revenue	$	1,007	$	7,204

Transactional and Other

Transactional and other revenue represents fees from executed trades and account service fees performed by financial advisers and customers. The revenue is based on a contractual percentage of the sales amount, or a fixed account service fee. The variable consideration related to fees generated based on percentage of sales is fully constrained until the market value of the customer accounts is determinable. The Company is responsible for satisfying these performance obligations and has control over determining fees; therefore, the Company is the principal in these arrangements. Accordingly, the Company recognizes the transactional and other revenue and related expense, on a gross basis, ratably in the period services are provided. Fees are charged to the customers in arrears.

Asset Based Revenue

Asset based revenue represents fees from the Company's cash sweep program.

Cash sweep program revenue is generated from participating advisors' customers eligible accounts based on the Federal Funds Target Rate (FFT) or on the aggregate average fund balances in customers' accounts; the rate is determined by the type of customer account. Eligible customer accounts are automatically enrolled in a sweep program, but a customer can discontinue participation at any time. Under the program the customers free credit balances in a brokerage account, generally arising from deposits, dividends, interest payments, or security sales, are swept daily into a FDIC insured deposit account or money market mutual fund account, depending on the type of brokerage account. Providing this cash sweep service to customers is the singular performance obligation for this program. The variable consideration is fully constrained until the number of accounts, or aggregate average fund balance in customers' accounts and the FFT rate are determinable. The Company recognizes the related revenue in the period the sweep program is executed. The Company is an agent in these arrangements and accordingly, the related revenue and expenses are presented on a net basis in the accompanying Statement of Income. Fees are charged to the customer in arrears, retained from the net deposit credited to customer accounts.

Deferred Income

The Company records unearned revenue when cash payments are received or due in advance of its performance obligations.

    (in thousands of dollars)

Balance as of January 1, 2020, Predecessor	$	1,132

Receipt of cash for unearned revenue	518
Revenue recognized from deferred income	(152)
Balance as of February 13, 2020, Predecessor	$ 1,498
Receipt of cash for unearned revenue	2,517
Revenue recognized from deferred income	(3,363)
Balance as of December 31, 2020, Successor	$ 652

The Company receives non-refundable retainer fees in advance of providing certain strategic advisory services. The Company recognizes this revenue when the performance obligation is met (e.g., upon the close of the sale). Strategic advisory services are generally short term and usually are completed in less than a year.

5. Leases

The components of lease expense recognized by the Company for the Predecessor period ended February 13, 2020 and the Successor period ended December 31, 2020, were as follows:

(In thousands of dollars)	Predecessor		Successor	
	January 1, 2020 - February 13, 2020		February 14, 2020 - December 31, 2020	
Operating lease cost	$	281	$	2,764
Finance lease cost:				
Amortization of right-of-use assets		7		51
Interest on lease liabilities		-		105
Short-term lease cost		16		75
Variable lease cost		(108)		(170)
Sublease income		(3)		(35)
Total lease cost	$	193	$	2,790

Weighted average information related to leases as of December 31, 2020 was as follows:

Weighted-average remaining lease term (years)	
Finance leases	1.12
Operating leases	2.09
Weighted-average discount rate	
Finance leases	4.44%
Operating leases	4.71%

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

Maturities of lease liabilities as of December 31, 2020 were as follows:

(in thousands of dollars)	Finance Leases		Operating Leases	
2021	$	59	$	1,010
2022		11		869
2023		0		202
2024		0		0
2025		0		0
Thereafter		0		0
Total lease payments		70		2,081
Less imputed interest		(2)		(97)
Total	$	68	$	1,984

6. Fair Value Measurements

As of December 31, 2020, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The assets and liabilities carried at fair value on a recurring basis as of December 31, 2020 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Certificate of deposit	$ 104	$ -	$ -	$ 104
Debt securities	-	906	-	906

18

Common stock	41	25	-	66
Warrants	-	1,455	-	1,455
Total assets at fair value	$ 145	$ 2,386	$ -	$ 2,531

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2020, approximately $1,050,000 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

7. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2020 consist of the following:

(in thousands of dollars)

Investment banking receivable	$ 4,518
Commission revenue receivable	449
Other	132
Total accounts and notes receivable	$ 5,099

8. Fixed Assets

Fixed assets consist of the following as of December 31, 2020:

(in thousands of dollars)	Gross Carrying Amount		Accumulated Depreciation		Fixed Assets, Net	
Computer equipment	$	259	$	(83)	$	176
Furniture and fixtures		158		(89)		69
Leasehold improvements		863		(261)		602
Other		5		(5)		-
Total fixed assets	$	1,285	$	(438)	$	847

For the Predecessor period ended February 13, 2020 and the Successor period ended December 31, 2020, depreciation expense totaled approximately $65,000 and $438,000, respectively.

9. Goodwill and Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

	Weighted-Average Life Remaining (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$ 54,600	$ -	$ 54,600
Capital markets relationships	6.1	17,208	(2,151)	15,057
Trading relationships	2.1	1,961	(572)	1,389
Trade name	9.1	4,023	(352)	3,671
Non-competition agreements	0.1	689	(603)	86
Total goodwill and intangible assets		$ 78,481	$ (3,678)	$ 74,803

Amortization expense for the Predecessor period ended February 13, 2020 and the Successor period ended December 31, 2020 was approximately $0 and $3,678,000, respectively.

Estimated future amortization expense for the succeeding five years is as follows:

(in thousands of dollars)

Year End December 31	Capital markets relationships	Trading relationships	Trade Name	Non-competition agreements	Total
2021	$ 2,458	$ 654	$ 402	$ 86	$ 3,600
2022	2,458	654	402	-	3,514
2023	2,458	81	402	-	2,941
2024	2,458	-	402	-	2,860
2025	2,458	-	402	-	2,860
Thereafter	2,767	-	1,661	-	4,428
	$ 15,057	$ 1,389	$ 3,671	$ 86	$ 20,203

10. Related Party Transactions

Pursuant to an Expense Sharing Agreement dated November 1, 2019, among The Company and its various affiliates, The Company provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

generally on estimated levels of usage, transactions or time incurred in providing the respective services. This agreement is reviewed annually by The Company and its affiliates, and the allocation of costs for services were updated effective January 1, 2020. Allocated costs to Ladenburg Thalmann Financial Services Inc. and Ladenburg Thalmann Asset Management Inc. totaled approximately $1,103,000 and $454,000, respectively, for the year ended December 31, 2020.

Effective on the Closing Date following the Ladenburg Merger, all employees became employees of AGI, an affiliate and wholly-owned sub of AGHI. All payroll and related employee costs are charged directly to the Company as they are incurred. Direct costs totaled approximately $40,873,000 charged to the Company from AGI during the year ended December 31, 2020. These costs are included in Commission, Compensation and benefits and General and administrative expense in the Statement of Income.

11. Income Taxes

The Company files consolidated federal and certain combined state and local income tax returns with Ladenburg. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to Ladenburg.

The components of the provision for income taxes as of December 31, 2020 are as follows:

(In thousands of dollars)

Deferred tax asset:	
Securities owned	$ 231
Compensation and benefits	254
Accrued expenses	163
Net operating loss carryforward	114
Furniture equipment and leasehold improvements, net	94
Total deferred tax asset	856
Deferred tax liability:	
Intangible assets	(5,611)
Rent expense	(260)
Goodwill	(5)
Total deferred tax liability	(5,876)
Net deferred tax asset/(liabilities)	$ (5,020)

Deferred tax assets principally arise as a result of temporary differences from amortization of intangible assets and prepaid expenses. The difference between the federal statutory tax rate of 21.0 percent and 21.0 percent and the Company's effective income tax rate of -22.4 percent and 29.3 percent for the Predecessor period ended February 13, 2020 and the Successor period ended December 31, 2020, respectively, is primarily due to the following:

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

(in thousands of dollars, except rates)	Predecessor January 1, 2020 - February 13, 2020 Tax Expense	Predecessor January 1, 2020 - February 13, 2020 Percentage Rate	Successor February 14, 2020 - December 31, 2020 Tax Expense	Successor February 14, 2020 - December 31, 2020 Percentage Rate
U.S. federal income tax at statutory:	$ 179	21.0%	$ 598	21.0%
Rate adjustments:				
State income taxes, net of federal benefit	(112)	-13.1%	290	10.2%
Deductible and nondeductible items	(328)	-38.4%	14	0.5%
Prior year permanent tax adjustment		0.0%		0.0%
Other, net	69	8.1%	(69)	-2.4%
	$ (192)	-22.4%	$ 833	29.3%

The following table presents the components of the net deferred tax assets / (liabilities) recognized during the Predecessor period ended February 13, 2020 and the Successor period ended December 31, 2020:

(in thousands of dollars)

	Predecessor January 1, 2020 - February 13, 2020	Successor February 14, 2020 - December 31, 2020
Current		
Federal expense	$ (328)	$ 743
State expense	(137)	416
Total expense	(465)	1,159
Deferred		
Federal expense	139	(139)
State expense	134	(187)
Deferred expense	273	(326)
Total expense	$ (192)	$ 833

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2020, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2017 to 2020 remain open to examination in the federal jurisdiction. The tax years of 2016 to 2020 remain open to examination in the state jurisdictions.

Income tax benefits are recognized for a tax position when, in management's judgement, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets

the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to income taxes as a component of the income tax provision.

At December 31, 2020, the Company had state net operating loss carryforwards of $1,670,000, which expire through 2031.

12. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. As of December 31, 2020, the Company had net capital of approximately $36,917,000 which was approximately $36,667,000 in excess of the amount required.

The Company is exempt from the Computation of a Reserve Requirement under the provision of Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

In November 2015, two purported class action complaints were filed in state court in Tennessee, and one was filed in federal court in Tennessee, against officers and directors of Miller Energy Resources, Inc. ("Miller"), as well as Miller's auditors and nine firms that underwrote six securities offerings in 2013 and 2014, and raised approximately $151 million. The Company was one of the underwriters of two of the offerings. The complaints allege, among other things, that the offering materials were misleading based on purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015, the defendants removed the complaints to the U.S. District Court for the Eastern District of Tennessee; in November 2016, the cases were consolidated. In August 2017, the federal court granted in part and denied in part the underwriters' motion to dismiss the complaint. In December 2019, the federal court issued an order remanding to state court the two lawsuits that were initially filed in state court. In March 2020, the federal court dismissed the lawsuit that was originally filed in federal court. The Company intends to vigorously defend against the remaining claims.

In August and September 2019, five purported class action suits were filed in Florida courts, three in state court and two in federal court, against Greenlane Holdings, Inc. ("Greenlane"), as well as its officers, directors, and five firms that underwrote Greenlane's initial public offering in April 2019, which raised approximately $110 million. The Company was one of the underwriters. The complaints alleged, among other things, that the offering materials were misleading based on the failures to disclose risks that Greenlane, a large distributor of JUUL electronic cigarette products, faces from initiatives in several large cities to limit or ban the manufacture and/or sale of electronic cigarette products, and that the underwriters are liable for violations of federal securities laws. The plaintiffs sought an unspecified amount of compensatory damages, as well as other relief. The three state court suits were consolidated and the two federal court suits were consolidated. In March 2020, a consolidated complaint was filed in the federal court action that contained no

claims against the Company or the other underwriters. In February 2021, the state court dismissed all claims in the remaining consolidated state court action.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2020, the Company had accrued liabilities in the amount of approximately $531,000 for certain pending matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition. With respect to other pending matters, including those referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Deferred Underwriting Fees

The Company is entitled to receive deferred investment banking and underwriting fees from certain clients whose initial public offerings the Company managed or participated in. These clients are primarily Specified Purpose Acquisition Companies ("SPACs") and the payment of deferred fees is contingent upon the SPACs

consummating business combinations. Such fees and their related expenses are not reflected in the Company's results of operations until the underlying business combinations have been completed and the fees have been irrevocably earned. Generally, these fees may be received within twenty-four months from the respective date of the offering, or not received at all if no business combination transaction is consummated. As of December 31, 2020, the Company had unrecorded potential deferred fees of $4,700,000, which, net of expenses, amounted to approximately $2,350,000.

14. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statements were available to be issued.

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
December 31, 2020   **Schedule 1**

(in thousands of dollars)

Total stockholder's equity	$	106,765
Add: Allowable credits:		
Other allowable credits – principally discretionary liabilities		15,709
Less: Nonallowable assets		
Long term investment		1,481
Accounts and notes receivable		4,524
Intangible assets		74,726
Fixed assets including right of use assets, net		1,301
Loans and advances to registered representatives		31
Receivables from affiliates		241
Other assets		3,191
Net capital before haircuts on securities positions		36,979
Less: Haircuts		
Haircuts on securities owned		62
Net capital		36,917
Alternative minimum net capital requirement		250
Excess net capital	$	36,667

There were no material differences between the computation of net capital under Rule 15c3-1 included in this supplemental schedule and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2020 filed on February 23, 2021.

Ladenburg Thalmann & Co. Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
December 31, 2020   **Schedule 2**

The Company is exempt from the Computation of a Reserve Requirement under the provision of Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

Ladenburg Thalmann & Co. Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Computation for Determination of PAB Account Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2020   **Schedule 3**

The Company is exempt from the Computation of a PAB Account Reserve Requirement under the provision of Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"

Ladenburg Thalmann & Co. Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
December 31, 2020   **Schedule 4**

The Company is exempt from the Possession or Control Requirements under the provision of Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").



Deloitte & Touche LLP
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Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder and the Audit Committee of Ladenburg Thalmann & Co Inc.:

We have performed the procedures enumerated below, which were agreed to by Ladenburg Thalmann & Co Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 26, 2021

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17230 FINRA DEC
LADENBURG THALMANN & CO INC
640 FIFTH AVE FL 4
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DIANE CHILLEMI (631)270-1607

2. A.	General Assessment (item 2e from page 2)	$110,474
B.	Less payment made with SIPC-6 filed (exclude interest) 08/03/2020 Date Paid	(47,742)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	62,732
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$62,732

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $62,732

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LADENBURG THALMANN & CO INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 20.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1



Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Ladenburg Thalmann & Co., Inc.:

We have reviewed management's statements, included in the accompanying Ladenburg Thalmann & Co., Inc.'s Exemption Report (the "Exemption Report"), in which (1) Ladenburg Thalmann & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and management's other statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for the in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 26, 2021



Ladenburg Thalmann & Co. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2): (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the year ended December 31, 2020 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

Ladenburg Thalmann & Co. Inc.

I, Robert Mateicka and Diane Chillemi, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Robert Mateicka

B62F4425B41242B...

Robert Mateicka
SVP, Chief Compliance Officer

DocuSigned by:

Diane Chillemi

0D17E926EF60486...

Diane Chillemi
SVP, Chief Financial Officer

February 26, 2021